CERTIFICATE OF AMENDMENT
                                       OF
                          CERTIFICATE OF INCORPORATION
                                       OF
                           SPEEDWAY MOTORSPORTS, INC.

     Speedway Motorsports, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), hereby certifies as follows:

1. That the Shareholders and the Board of Directors of the Corporation have given their written consent or affirmative vote for the adoption of resolutions setting forth a proposed amendment to the Corporation's Certificate of Incorporation (the "Amendment"). The resolution setting forth the Amendment is as follows:

     RESOLVED, that the Corporation's Certificate of Incorporation be amended by deleting Section 4.01 in its entirety and replacing it with the following:

          Section 4.01. AUTHORIZED CAPITAL STOCK. The aggregate number of shares of capital stock which the Corporation shall have authority to issue is Two Hundred and Three Million (203,000,000) shares, of which Two Hundred Million (200,000,000) shares shall be common stock, par value $.01 per share (the "Common Stock"), and Three Million (3,000,000) shares shall be preferred stock, par value $.10 per share (the "Preferred Stock").

2.   That the Amendment was duly adopted in accordance with the provisions of
Section 242 of the General Corporation Law of the State of Delaware, as amended.

     IN WITNESS WHEREOF, Speedway Motorsports, Inc. has caused this Certificate to be signed by William R. Brooks, its Vice President and Marylaurel E. Wilks, its Secretary, as of the 1st day of August 1997.



                                        /s/ William R. Brooks, VP
                                        --------------------------------
                                        William R. Brooks, Vice President

ATTEST:



/s/ Marylaurel E. Wilks
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Marylaurel E. Wilks